SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

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information contained in this Form, is also thereby furnishing the information to the

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Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s press release dated July 28, 2005 re. Preliminary first half 2005 results.

Paris, July 28, 2005

Preliminary first half 2005 results:

•	Faster growth rate in Q2 2005 of 3.6%, up from 1.0% in Q1 2005 (pro forma figures)
•	Major improvement of operating performance and profitability
•	2005 objectives confirmed
•	First tangible signs of implementation of the NExT program

First half 2005 Group revenues up 2.3% on a pro forma basis (4.5% on an actual basis) to EUR 23.7 billion

•	Personal Communication Services:
•	8.6% revenue growth in the second quarter of 2005 on a pro forma basis (12.3% on an actual basis)
•	66.7 million mobile customers at June 30, 2005 (up 16.3% on a pro forma basis compared to June 30, 2004)
•	successful launch of mobile multimedia in Europe
•	Home Communication Services:
•	clear upturn in revenues in the second quarter of 2005 (down 0.4% pro forma, up 0.7% in actual figures)
•	6.4 million broadband customers in Europe (including 3.7 million in France and 927,000 in Poland), an increase of 80% in one year
•	Enterprise Communication Services:
•	364,000 Business Everywhere customers
•	13% increase in revenues from services

Major improvement of the Group’s operating performance and profitability

•	Gross operating margin of EUR 9.3 billion, up 5.1% on a pro forma basis (6.2% in actual figures)
•	Gross operating margin ratio of 39.3%, compared with 38.6% for the first half of 2004 (on an actual basis)
•	Operating income of EUR 6.5 billion, up from EUR 4.3 billion at June 30, 2004
•	Group share of net income equal to EUR 3.4 billion at June 30, 2005, up from 1.0 billion at June 30, 2004
•	CAPEX at EUR 2.7 billion, up 29.6% on a pro forma basis, with a CAPEX to revenues ratio of 11.5%
•	Organic cash flow of EUR 2.9 billion at June 30, 2005, compared with EUR 3.3 billion at June 30, 2004
•	Net financial debt of EUR 46.3 billion, with a ratio of net debt to gross operating margin of 2.50

Key France Telecom Group financial data for H1 2005 and 2004

in billions of euros	At 30 June 2005	At 30 June 2004 Actual	Change (%) 2005/2004 Actual	At 30 June 2004 Pro forma	Change (%) 2005/2004 Pro forma
Revenues	23.7	22.7	4.5%	23.1	2.3%
Gross operating margin	9.3	8.8	6.2%	8.8	5.1%
Operating income	6.5	4.3
Group share of net income	3.4	1.0

Investments in tangible and intangible assets (CAPEX)	2.7	2.1	31.1%	2.1	29.6%
Organic cash flow*	2.9	3.3	-10.7

	At 30 June 2005	At 31 Dec 2004 Actual
Net financial debt (in billions of euros)	46.3	49.8
Net debt/gross operating margin ratio	2.50	2.78

* cash flow excluding disposals of stakes and purchases of minority interests in Wanadoo, Orange, Equant and Orange Romania

First half 2005 accounts were checked by statutory auditors in partial review. Pro forma figures are unaudited.

Didier Lombard, France Telecom’s Chairman and Chief Executive Officer, made the following statement:

“The first half results that we are publishing today reflect the France Telecom group’s operational and financial performance. I wish to thank the customers who trust us, as well as France Telecom’s employees, who deliver excellence in quality and in innovation. The trends reported in the first quarter of 2005 were strengthened in the past three months, in particular in broadband and mobiles. These results support the Group, from the very launch of the NExT program, in our ambition to make France Telecom the telecommunications operator of reference in Europe. More than ever, our integrated operator strategy lies at the heart of our development. The implementation of NExT will and must broaden its scope: our involvement in Amena, announced yesterday, will make a significant contribution by improving our European profile, while remaining entirely in line with the operational and financial objectives approved by the Board of Directors within the framework of NExT.

Starting in the second half of this year, we will dedicate all our energy to increasing NExT’s momentum by launching convergent offerings that simplify our clients’ usages and provide the benefits of an integrated group’s services and innovations.”

Consolidated revenues up 2.3% on a pro forma basis in the first half of 2005 (up 4.5% on an actual basis)

Consolidated revenues for H1 2005 and 2004

(in billions of euros)		H1 2005	H1 2004 Actual	Change (%) 2005/2004 Actual	H1 2004 Pro forma (*)	Change (%) 2005/2004 Pro forma (*)
Total revenues		23.665	22.655	+ 4.5	23.139	+ 2.3
Revenues by segment:

1 – PERSONAL		10.984	9.930	+10.6	10.271	+6.9

of which	Personal France Personal United Kingdom Personal Poland Personal Rest-of-World Eliminations	4.739 2.812 0.741 2.782 -0.090	4.029 2.903 0.564 2.516 - 0.082	+17.6 - 3.2 +31.5 +10.5 +9.1	4.441 2.850 0.657 2.398 - 0.075	+6.7 - 1.4 +12.8 +16.0 +20.2

2 – HOME		11.156	11.129	+0.2	11.324	- 1.5

of which	Home France	8.828	8.956	- 1.4	8.931	- 1.1
	Consumer services Carrier services Others	4.841 2.742 1.245	4.943 2.770 1.243	- 2.1 - 1.0 - 0.2	4.908 2.776 1.247	- 1.4 - 1.2 - 0.1
	Home Poland Home Rest-of-World Eliminations	1.560 0.837 -0.069	1.450 0.799 - 0.077	+7.5 +4.8 -10.4	1.682 0.789 - 0.077	- 7.3 +6.1 - 10.8

3 – ENTERPRISE		3.922	4.175	- 6.0	4.123	- 4.9

of which	Fixed-line telephony in France Business networks in France Other business services in France Global services Eliminations	1.390 1.357 0.266 1.139 -0.231	1.524 1.397 0.305 1.165 - 0.216	- 8.8 - 2.9 - 12.5 - 2.2 +6.7	1.524 1.397 0.298 1.113 -0.208	-8.8 -2.9 -10.5 +2.4 +10.8

4 – DIRECTORIES		0.482	0.433	+11.2	0.440	+9.5
Inter-segment eliminations		- 2.879	- 3.012	- 4.4	- 3.020	- 4.7

(*) pro forma figures are unaudited

The France Telecom group’s consolidated revenues totaled EUR 23.7 billion at June 30, 2005, versus EUR 22.7 billion at June 30, 2004 (23.1 billion on a pro forma basis1), representing an increase of 4.5% on an actual basis and 2.3% on a pro forma basis.

[1]	Pro forma figures at June 30, 2004: in order to allow for a comparison with the data at June 30, 2005, figures on a comparable basis are presented for H1 2004 at a constant exchange rate and consolidation scope. To this end, the figures at June 30, 2004 have been restated based on the consolidation scope and exchange rates for H1 2005. Furthermore, these figures have been restated to reflect the impact of the bill-and-keep mechanism ending on January 1, 2005 for Orange France.

This revenue growth on an actual basis includes the favorable impact of currency exchange rates (EUR 213 million in the first half of 2005) and the impact of Orange France’s withdrawal from the “Bill and Keep2” mechanism (EUR 412 million). These two favorable effects were partially offset by the impact of changes in footprint, particularly the sale of Orange Denmark and FT Câble.

After a moderate increase of 1.0% in the first quarter of 2005 (3.5% on an actual basis), a substantial improvement was recorded in the second quarter, with revenues on a pro forma basis up 3.6% (5.4% in actual figures). Revenues from mobile services, reflecting in particular the dynamic growth of their customer base, rose 8.6% in the second quarter after a growth of 5.2% in the first quarter on a pro forma basis (up 12.3% and 8.9% respectively, in actual figures). At the same time, revenues from consumer broadband Internet use surged 60.3% in the first half of the year on a pro forma basis (63.6% in actual figures).

These favorable trends were partially offset by the decline in traditional fixed-line consumer services in France and Poland and by the downward trend in services to businesses.

Major improvement of operational performance and profitability

The gross operating margin3 rose to EUR 9.3 billion, an increase of 5.1% on a pro forma basis and 6.2% in actual figures, representing a ratio of gross operating margin to revenues of 39.3%, up from 38.2% at June 30, 2004 on a pro forma basis (38.6% in actual figures). The gross operating margin in the first half of 2005 includes the recovery of a EUR 200 million provision linked to operations in Lebanon; excluding this favorable impact, the gross operating margin was EUR 9.1 billion.

Operating income rose to EUR 6.5 billion at June 30, 2005, compared to EUR 4.3 billion at June 30, 2004. This significant growth takes into account, in addition to operating performance, the results of asset disposals for EUR 1.2 billion.

The Group share of net income reached nearly EUR 3.4 billion at June 30, 2005, compared to EUR 1 billion at June 30, 2004.

Investments in tangible and intangible assets (CAPEX)4 totaled EUR 2.7 billion and amounted to 11.5% of revenues. The 29.6% increase in CAPEX on a pro forma basis (31.1% on an actual basis) is linked to the rapid deployment of broadband services, both fixed (ADSL) and mobile (EDGE and UMTS). In the mobile segment, efforts have been particularly intensive in France, with the deployment of an EDGE network that now covers 85% of the population. The growth in capital investments also reflects expenditure on IT systems, such as in customer relations.

The Group’s organic cash flow (cash flow excluding asset disposals and purchases of minority interests in Wanadoo, Orange, Equant and Orange Romania) amounted to EUR 2.9 billion at June 30, 2005, compared to EUR 3.3 billion at June 30, 2004.

[2]	“Bill and Keep” = the mechanism by which a mobile operator invoices the calling party for the entire outgoing call to another mobile subscriber (the called party) without paying a percentage as compensation for access to the terminal portion of the third-party operator's mobile network. The withdrawal from the “Bill and Keep” system in France for all the mobile operators became effective on January 1, 2005. It led to an increase in revenues and in a correlated increase in call terminal charges paid to third-party mobile operators.
[3]	Gross operating margin (GOM) = revenues less external purchases, operating expenses (net of operating income) and salary costs. The figure for salary costs presented in the gross operating margin does not take into account employee profit-sharing or expenses for share-based compensation schemes.
[4]	Capex = tangible and intangible investments excluding GSM and UMTS licenses and excluding investments financed under leasing agreements.

Net debt was down to EUR 46.3 billion from EUR 49.8 at December 31, 2004, reflecting a EUR 3.5 billion decrease during the first half of 2005. The net debt to gross operational margin ratio dropped to 2.50 at June 30, 2005 (on the basis of the gross operational margin recorded over the 12 previous months), versus 2.78 at December 31, 2004.

2005 objectives confirmed

•	Pro forma revenue growth between 3% and 5%
•	Gross operating margin above EUR 18.5 billion
•	Ratio of CAPEX to revenues in the upper end of the 10% to 12% range
•	Ratio of net debt to gross operating margin below 2.5

FOR MORE INFORMATION:

The slides of the presentation given during the release of the first half 2005 results are available on the France Telecom Web site at

http://www.francetelecom.com

Press Contacts:

Nilou du Castel

nilou.ducastel@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

Tel.: +33 1 44 44 93 93

This press release refers to France Telecom’s preliminary results in the first half of 2005, reviewed by the Board of Directors but still in the process of being reviewed by statutory auditors. The definitive accounts for the first half of 2005, which should be published on September 30, 2005, could be impacted if some significant events occur before this date.

This press release contains forward-looking statements, particularly related to France Telecom’s outlook for 2005. Although France Telecom believes that its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that expected results will actually be achieved. Important factors that could cause anticipated results or performance to differ materially from those actually achieved include, among other things, the success of the FT 2005 Ambition Plan, including the TOP and TOP Line programs, other strategic initiatives (based on the integrated operator model), as well as financial and operating initiatives, changes in the competitive environment and the telecom regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. All the forward-looking statements contained in this document speak only as of the date of this press release and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

All the statements referring to France Telecom’s first half 2005 results, including historical information, are presented in accordance with International Financial Reporting Standards (IFRS) and are subject to specific additional risks and uncertainties relating to the possibility of changes in the IFRS standards prior to December 31, 2005. More detailed information on the potential risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF and in the annual report filed on Form 20-F with the U.S. Securities and Exchange Commission.

Analysis by business segment

Personal Segment (“Personal”)

	June 30, 2005	June 30, 2004	June 30, 2004
		Pro forma	Actual
Personal France
Number of customers (millions)	21.440	20.396	20.396
of which contract, in percentage	61.7%	59.7%	59.7%
Overall ARPU[5], contract and prepaid offerings (euros)	429	421	387
Overall AUPU (minutes)	172	161	161
Share of data services (percentage of network revenues)	13.9%	13.6%	12.3%
Personal UK
Number of customers (millions)	14.459	13.747	13.747
of which contract (percentage)	34.1%	33.1%	33.1%
Overall ARPU*, contract and prepaid offerings (pounds sterling)	267	274	274
Overall AUPU (minutes)	144	143	143
Share of data services (percentage of network revenues)	19.1%	17.0%	17.0%
Personal Poland
Number of customers (millions)	8.634	6.090	6.090
of which contract (percentage)	42.1%	47.7%	47.7%
Personal Rest-of-World
Number of customers (millions)	22.207	17.143	17.756
Total Personal
Number of customers (millions)	66.740	57.376	57.989

Revenues from the Personal segment (“Personal”) rose to EUR 11.0 billion at June 30, 2005, up 6.9% on a pro forma basis (10.6% on an actual basis). Revenues from this segment are growing in all countries.

Orange France

Orange France recorded EUR 4.7 billion in revenues, up 6.7% pro forma (17.6% in actual figures), thanks to a 5.1% year-on-year increase in the number of customers and a 1.9% pro forma increase in ARPU5. This result was achieved thanks to both a favorable change in the product mix (percentage of contract customers was 61.7% at the end of June 2005, up from 59.7% one year earlier) and a 6.8% rise in average (monthly) usage per user (AUPU). Data services were up 18.7% on June 30, 2004 and represented 13.9% of network revenues6, compared with 13.6% at June 30, 2004 (pro forma). There were 182,000 customers of mobile multimedia services at June 30, 2005.

[5]	ARPU: the annual average revenue per user is calculated by dividing the revenues generated over the last twelve months by the use of the network (access rates, outbound calls, inbound calls, roaming revenues for clients of other networks, and value-added service revenues and networks) by the weighted average number of clients over the same period. The weighted average number of clients is the average of the monthly averages over the period in question. The monthly average is the arithmetic average of the number of clients at the start and at the end of the month. The ARPU is expressed in annual revenues per client. The figures for 2004 have been re-estimated after being restated in accordance with IFRS and re-calculated as if the Bill-&-Keep system had ended at January 1, 2004.
[6]	Network revenues (mobile): this figure for revenues includes both inbound and outbound traffic, access costs, roaming and value-added services.

Orange UK

Orange UK posted EUR 2.8 billion in revenues at June 30, 2005, down 1.4% on a pro forma basis (and down 3.2% in actual figures). The impact of the reduction in the price of call terminations on September 1, 2004, was to a great extent offset by the combined effects of a 5.2% jump in the number of customers and an improved product mix (percentage of contract customers was 34.1% at the end of June 2005, up from 33.1% one year earlier). Data services, which grew 10.9%, accounted for 19.1% of network revenues, compared with 17.0% at June 30, 2004 (on a pro forma basis). There was a total of 92,000 mobile multimedia customers at June 30, 2005.

Personal Poland

Revenues from Personal Poland totaled EUR 741 million, reflecting a 12.8% rise on a pro forma basis (31.5% in actual figures), driven by the significant growth in the number of customers (up 41.8% from June 30, 2004). Despite strong competition, Centertel increased its market share (33.5% at June 30, 2005, up from 31.1% a year earlier).

Personal Rest-of-World

Revenues from Personal Rest-of-World totaled EUR 2.8 billion, up 16.0% on a pro forma basis (10.5% in actual figures). The subscriber base grew 29.5% on a pro forma basis.

Home Segment (“Home”)

	June 30, 2005	June 30, 2004	Change
Home France

Number of broadband connections (ADSL and unbundled lines)	7,802	4,687	66.5%

Total number of ADSL connections (thousands)	5,473	3,956	38.3%

of which France Telecom Consumer ADSL access	3,661	2,238	63.6%

of which third-party ISPs and others	1,812	1,718	5.5%

Total number of unbundled lines (thousands)	2,330	731	219%

of which partial unbundling	2,074	718	189%

of which total unbundling	256	13	n.s.

Number of consumer telephone lines in France (thousands)	27,209	27,523	-1.1%

Access-related services (million subscriptions)	9.7	8.3	17%

Market share in local calls	70.1%	73.9%

Market share in long-distance calls	57.9%	58.8%

Number of Voice over IP customers (thousands)	326	n.s.

Home Poland

Number of fixed-line telephony customers (thousands)	11,314	11,371	-0.5%

Number of broadband Internet customers (thousands)	927	340	172%

Home Rest-of-World

Number of broadband connections (thousands)	1,777	952	87%

United Kingdom	769	316	143%

Spain	526	235	124%

The Netherlands	482	401	20%

Revenues from the Home segment totaled EUR 11.16 billion: an increase of 0.2% in actual figures, due to the favorable impact of the exchange rate for the Polish zloty, and a decline of 1.5% on a pro forma basis. The fall in revenues from traditional phone services in France and Poland was partially offset by the rapid growth of broadband Internet in Europe, which recorded 6.4 million customers at June 30, 2005, compared with 3.5 million at June 30, 2004: an 80% increase in one year.

Home France

Revenues from Consumer Services are down 1.4% on a pro forma basis (and 2.1% in actual figures), reflecting the downward trend for telephone calls (excluding Voice over IP), due both to a loss of market share and the downturn in the overall market for traditional fixed-line telephony. At the same time, revenues from Online and Internet Services rose 18.9%, driven by the strong growth in Wanadoo’s ADSL consumer broadband offerings, which had 3.7 million clients at June 30, 2005, compared with 2.2 million one year earlier. The market share (based on the number of ADSL customers) improved during the first half of 2005, rising to 46.9% for Home France at June 30, 2005 compared with 46.5% at December 31, 2004. The number of Livebox units marketed grew substantially in the first half of 2005, with 627,000 Livebox units leased at June 30, 2005, compared with 234,000 at December 31, 2004, representing an increase of 168% for the first half of this year. Likewise, subscriptions to Voice over IP packages (Wanadoo Phone) doubled in the first half of 2005, growing from 150,000 at December 31, 2004, to 326,000 at June 30, 2005.

Revenues from Operator Services have remained stable on the whole: the change recorded over the first half of 2004 was a 1.2% pro forma decrease (a 1.0% decrease in actual figures). Services to domestic operators grew 12.7% (on both actual and pro forma bases), primarily due to the growth in the unbundling of telephone lines.

Home Poland

Home Poland recorded growth of 7.5% in revenues on an actual basis, due to the favorable impact of the exchange rate for the zloty. On a pro forma basis, revenues dropped 7.3%. The impact of growing competitive pressure in the telephone communications market was partially offset by the very rapid growth of broadband Internet. Indeed, the number of broadband Internet customers totaled 927,000 at June 30, 2005 compared with 340,000 at June 30, 2004, with a market share of 72.1% at June 30 of this year versus 67.0% one year earlier. In addition, the number of telephone lines remained stable with 11.3 million customer lines at June 30, 2005.

Home Rest-of-World

Revenues from Home Rest-of-World rose 4.8% on an actual basis and 6.1% on a pro forma basis, with this growth related to the rapid expansion of broadband Internet in the United Kingdom, Spain and the Netherlands. There were a total of 1.8 million broadband Internet subscribers, representing a one-year increase of 87%.

Enterprise Segment

Business indicators (in thousands)	June 30, 2005	June 30, 2004	Change
Number of Enterprise segment telephone lines in France	5,935	5,914	0.4%
Number of permanent connections to managed data networks in France	267	235	13%
Share of xDSL permanent connections	59%	42%
Number of roaming service users in France	364	283	28%
Number of IP-VPN connections (including global services)	152	92	66%

Revenues from the Enterprise segment declined 4.9% on a pro forma basis (and 6.0% on an actual basis). This drop was primarily due to fixed telephony in France (down 8.8%), which was affected by the downward trend in traffic volumes and price cuts for calls.

Revenues from business network services in France recorded a 2.9% drop as a result of technology migrations: the number of IP-VPN connections, including the Oléane range, increased 87% compared with June 30, 2004 and xDSL connections accounted for 59% of permanent connections to managed data networks, versus 42% a year earlier. Revenues from mobile solutions posted rapid growth, with the number of Business Everywhere clients growing rapidly (28% compared to June 30, 2004).

Revenues from global services were up 2.4% on a pro forma basis (down 2.2% in actual figures). The growth in solutions and services for businesses more than offset the downturn in revenues from network services.

Directories Segment

The Directories segment recorded revenues of EUR 482 million, up 9.5% on a pro forma basis and 11.2% in actual figures.

Using a comparable publication schedule, revenues were up 6.9%. This growth reflects an increase of 7.0% in revenues for PagesJaunes in France: the number of advertisers was up 18.8% compared with end June 2004 and revenues from online services rose 14.6% thanks to the growth of Internet services. International activities grew by 6.7%, driven in particular by QDQ Media in Spain, which recorded a revenue increase of 12.4% compared with the first half of 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 28, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information